File No. 82-4668

06010430

TNS House
Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

SUPPL

SEC MAIL RECEIVED PROCESSING
JAN 23 2006
WASH. D.C. 213 SECTION

19 January 2006

Dear Sir/Madam

Re: Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. Taylor Nelson Sofres plc – Company no. 00912624 – RNS Announcement – 18/01/06.
2. Taylor Nelson Sofres plc – Company no. 00912624 – Form 288a Appointment of Director – Donald Brydon.

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully

Jackie Stevens

Jackie Stevens

Enc.

PROCESSED
JAN 25 2006
THOMSON
FINANCIAL

TNS House
Westgate
London
W5 1UA

t +44 208 967 2230
f +44 208 967 1446
sofia.bernsand@tns-global.com

Sofia Bernsand
Company Secretarial Assistant

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

VIA Securicor Diamond

18 January 2006

Dear Sir/Madam

Taylor Nelson Sofres plc reg. no. 00912624
Appointment of Director (Form 288a)

Please find enclosed a completed and signed form 288a in respect of the appointment of Donald Brydon together with a list of his directorships.

Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

Sofia Bernsand
Company Secretarial Assistant

Enc.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States **BY DHL**

x:\users\companysecretarial 060101\companies hse\060118_form 288a.doc

Companies House — for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 00912624

Company Name in full Taylor Nelson Sofres plc

	Day	Month	Year		Day	Month	Year
Date of appointment	12	01	2006	†Date of Birth	25	05	1945

Appointment form

Notes on completion appear on reverse.

Appointment as director ✔ as secretary ☐ *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME *Style / Title: Mr *Honours etc:

Forename(s): Donald

Surname: Brydon

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the *Companies Act 1985* ☐

†† Usual residential address: 22 Hill Road

Post town: London Postcode: NW8 9QG

County / Region: Country: UK

†Nationality: British †Business occupation: Director

†Other directorships (additional space overleaf): Please find attached schedule

I consent to act as** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 17/1/06

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 17/1/06

(~~**a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Sofia Bernsand, Taylor Nelson Sofres plc
TNS House, Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode
This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form April 2002

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Taylor Nelson Sofres PLC	Holding(s) in Company		13:08 18 Jan 06		

Full Announcement Text

Taylor Nelson Sofres plc (TNS) received notification on 18 January 2006 from The Capital Group Companies, Inc., on behalf of its affiliates, including Capital International, Inc., Capital Guardian Trust Company, Capital International S.A., and Capital International Limited of a notifiable interest in the ordinary share capital of TNS.

Together they hold a notifiable interest in 22,315,441 ordinary shares of 5p each in TNS, representing 4.98% of the total issued share capital of TNS.

The Capital Group Companies, Inc is interested in the shares comprised in this notification by virtue of the holdings forming part of the funds managed on behalf of investment clients by the affiliate companies mentioned above.

Affiliates and Names of Registered Holders

Capital Guardian Trust Company 1,612,900
State Street Nominees Limited 111,100
Chase Nominees Limited 1,337,500
Midland Bank plc 164,300

Capital International Limited 19,991,341
State Street Nominees Limited 61,300
Bank of New York Nominees 6,212,958
Northern Trust 1,975,692
Chase Nominees Limited 3,201,100

Midland Bank plc 125,600
Barclays Bank 49,300
Citibank London 56,500
Morgan Guaranty 331,700
Nortrust Nominees 3,716,400
Royal Bank of Scotland 275,000
State Street Bank & Trust Co. 1,077,800
Deutsche Bank AG 1,248,291
HSBC Bank plc 1,057,900
Mellon Bank N.A. 227,600
Northern Trust AVFC 141,000
KAS UK 23,600
Bank One London 209,600

Capital International S.A. 480,300
Bank of New York Nominees 17,200
Chase Nominees Limited 231,700
Midland Bank plc 10,200
Citibank London 69,100
Royal Bank of Scotland 37,100
HSBC Bank plc 115,000

Capital International, Inc. 230,900
State Street Nominees Limited 87,00
Chase Nominees Limited 111,200
HSBC Bank Plc 32,700

END

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status list

Directorships

Donald Hood Brydon CBE

Current

AXA Investment Managers SA
AXA Real Estate Investment Managers SA
AXA UK plc
AXA Rosenberg Group LLC
Edinburgh UK Tracker Trust plc
EveryChild
LME Holdings Limited
Scottish Power plc
Smiths Group plc
The London Metal Exchange Limited
Framlington Group Limited

Past

Activiti Limited (resigned 31/12/2004)
Alliance Capital Management Corporation (resigned 31/12/2003)
Allied Domecq First Pension Trust Limited (resigned 31/12/2004)
Allied Domecq plc (resigned 27/01/2005)
Allied Domecq Second Pension Trust Limited (resigned 31/12/2004)
Allied Domecq Supplemental Plan Trustee Company Limited (resigned 05/08/2003)
Amersham plc (resigned 08/04/2004)
AXA Asset Management Limited (resigned 31/12/2002)
AXA Asset Managers Deutschland GmbH (resigned 10/09/2001)
AXA Investment Managers GS Limited (resigned 31/12/2002)
AXA Investment Managers Limited (resigned 31/12/2002)
AXA Investment Managers UK Holdings Limited (31/12/2002)
AXA Multimanager Limited (resigned 21/07/2003)
AXA Real Estate Investment Managers Limited (resigned 01/02/2005)
AXA Investment Managers Benelux SA (resigned 14/05/2003)
AXA Investment Managers Private Equity SA (resigned 31/12/2002)
AXA Multimanager SA (resigned 31/12/2002)
AXA Investment Managers Deutschland GmbH (resigned 29/06/2004)
AXA Rosenberg Investment Management KK (resigned 26/03/2003)
Edinburgh Inca Trust plc (resigned 21/05/2QOt)
European Children's Trust (resigned 11/09/2002)
Parallel Ventures General Partner Limited (resigned 22/11/2002)
Parallel Ventures Holdings Limited (resigned 22/11/2002)
Parallel Ventures Managers Limited (resigned 22/11/2002)